

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Edward Lee
Chief Executive Officer
Hestia Insight Inc.
400 S. 4th Street Suite 500
Las Vegas, NV 89101

> **Re: Hestia Insight Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 31, 2020**
> **File No. 024-11289**

Dear Mr. Lee:

We have reviewed your amended offering statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2020 letter.

Offering Statement on Form 1-A as amended on December 31, 2020

Our Business Objectives, page 4

1.   We note your response to comment 1 and your explanation why, at this time, you do not believe you are an investment company. In view of your business practice of taking and holding investment securities as compensation for consulting services, please add a new risk factor to the offering circular that discusses the risks associated with you falling within the definition of investment company, notwithstanding your efforts to structure and operate your business in a manner that avoids investment company status.

Dilution, page 14

2.   We have reviewed your response to comment 3 and your revised dilution computations

but they continue to appear incorrect. It appears your computations should be revised as follows:

- The number of Common Stock outstanding on August 31, 2020 disclosed in the second paragraph on page 14 should be 27,904,200 rather than 27,910,200.
- The increase per common share attributable to investors in the offering should be calculated as the difference between the pro forma net tangible book value per common share after the offering less the net tangible book value per common share before the offering.
- The dilution to investors in the offering should be calculated as the offering price less the pro forma net tangible book value per common share after the offering.

   Please revise all columns for the above, including the line for dilution as a percentage of the offering price, as appropriate.

3.   The percentage of new investors shares to total shares outstanding assuming 25% of Shares Sold and Warrant Shares Exercised should be 4.2% rather than .2%. Please revise.

Management's Discussion and Analysis and Results of Operations
Periods Ended August 31, 2020 Compared to August 31, 2019, page 18

4.   We have reviewed your response to comment 4 and your changes to MD&A and reissue our comment. You continue to state the increase in net income for the three months ended August 31, 2020 as compared to the same period in 2019 is due to a *"decrease in legal and professional expenses"*. However, under "Expenses" you continue to state the increase in expenses for the three months ended August 31, 2020 compared to the same period in 2019 is due to an *"increase in legal and professional expenses"*. Please reconcile and revise your discussion as appropriate.

Interim Financial Statements
Consolidated Statements of Operations, page F-2

5.   We have reviewed your response and revisions to Note 2 in response to comment 7 and reissue in part our prior comment. We continue to note the presentation of Realized Gains on Equity Investments of $45,836 and $48,240 in your statements of operations for the three and nine months ended August 31, 2020, respectively. Please revise the notes to your financial statements to disclose the nature and terms of the transactions which generated these realized gains.

Consolidated Statements of Cash Flows, page F-3

6.   It appears the lines for "realized loss (gain) on investment equities" and "unrealized loss (gain) on investment equities" presented in investing activities should be reported in operating activities. Please revise as appropriate.

Hestia Insight Inc. Audited Annual Financial Statements
Consolidated Statements of Stockholders' Equity, page F-18

7.   Based on the sum within the column and information elsewhere in the filing, appears the number of Common Stock at November 30, 2019 should be 27,904,200 rather than the 27,910,200 reported. Please revise here and elsewhere as appropriate.

 You may contact Linda Cvrkel at 202-551-3813 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services